May 25, 2007

Securities and Exchange Commission
Division of Corporate Division
100 F Street, NE
Washington, D.C. 20549

ATTN: Tom Jones

     RE: Diasense, Inc.
         Revised Preliminary Information Statement
         Response to Commission comment letter
         Dated April 24, 2007
         File No.: 0-26504

Dear Mr. Jones;

This letter is in response to your letter of April 24, 2007 regarding the above referenced matter. The numbered responses below correspond to the numbers in your letter. Prior to responding to the items raised in your letter, however, we are setting forth the context in which the Issuer's actions were taken as previously discussed with you by telephone.

In considering the Board's actions, it should be noted that as of March 2007 the Issuer's financial losses exceeded $48,000,000 since incorporation and the entity has never had a single profitable quarter. The Issuer is currently illiquid with cash assets as of March 2007 of $1826. The Issuer has no other assets, physical or intellectual, no other revenue streams, negative stockholder equity and no credit lines. The only source of Issuer's funds is management advances and the only possibility for this Issuer to bring value to the common shares is a merger with a profitable private company.

The Issuer's relationship with its stockholders might be best described as passive. Stockholders were given their shares as a spin-off of the parent company, BICO. According to former management and our auditor that researched the matter the Issuer has never traded on any exchange or OTC market. An examination of the stockholder records indicates there has been almost no change in ownership since the initial spin-off. Current stockholders made no conscience decision to own this security, but rather opened an envelope one day and removed a certificate.
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Securities and Exchange Commission
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5/25/2007


The only way for this Issuer to continue its existence is to complete a merger with a private company. In order to attract and consummate a merger the Issuer has to reconfigure the stockholder base. Reconfiguration of the stockholder position is driven by two considerations which are (a) dilution of the private company's stockholders and (b) the definition of a shareholder for NASDAQ and American Stock Exchange listing purposes.

The percentage of the combined merged entity retained by the Issuer's stockholders is subject to negotiation with factors such as size and profitability of the private company and market conditions being considered into determining the structure of a transaction.

The reconfiguration of the stockholders list is critical and the structure must provide that there are no large concentrations of common stock outside of Management's control and a minimum of 300 round lot holders (NASDAQ listing requirement). It is necessary to structure a transaction in a configuration so that the stock's anticipated price will be in a range that will meet NASDAQ listing requirements. Without a NASDAQ or exchange listing the Issuer will not be eligible in many cases for institutional ownership and will be subject in most cases to the Blue Sky regulations of all 50 states.

In regard to your questions in the letter of the 24th of April 2007:

1.  "Tell  us  how  it  is  consistent  with  the  Board's  obligations  to  its
stockholders   to  pay   stockholders   an  amount   that  "has  no   particular
significance".

The Board first obligation is to the survival of the Issuer and the Board recognizes that not all stockholder's positions are economically viable. It is possible that Management could execute a simple reverse split to decrease the total number of shares; however, this would be to the detriment to many smaller stockholders. The problem with a simple reverse split is that small stockholder's position becomes economically valueless due to the related costs of the reorganization action. Stockholders who hold their positions in street name are automatically subject to reorganization charges that range from $15 to $25. Stockholder with certificates must submit their shares to the Transfer Agent by certified mail and pay a fee ranging from $20 to $25 for new certificates. In addition to these fees are commissions charged to liquidate the resulting position. The combination of these expenses results in the smaller stockholders being saddled with per share expenses that make it improbable that they will recoup the direct out of pocket expenses.

The last insult to a small stockholders that are subject to a simple reverse split is that they are not able to write-off the position as a loss on their federal income tax. Even if the position's economic value is impaired by the related expenses, there is no recognizable loss until the position is sold.
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Securities and Exchange Commission
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5/25/2007


A reverse split with a cash payment for fractional shares is an effective method to allow smaller stockholders to exit their positions in the most efficient and least expensive manner. The brokerage industry generally does not have a reorganization charge for fractional cash in lieu transactions. For many smaller stockholders the fractional share payment allows them to terminate their ownership and be able to deduct the original cost basis of the position. Nevada General Corporation Law Section 78.205 provides in relevant part as follows:

"78.205 FRACTIONS OF SHARES: ISSUANCE; PAYMENT OF VALUE OR ISSUANCE OF SCRIP.

     2. In lieu of executing and delivering a certificate for a fraction of a share, a corporation may: (a) Pay to any person otherwise entitled to become a holder of a fraction of a share:
     (1) The appraised value of that share if the appraisal was properly demanded; or
     (2) If no appraisal was demanded or an appraisal was not properly demanded, an amount in cash specified for that purpose as the value of the fraction in the articles, plan of reorganization, plan of merger or exchange, resolution of the board of directors, or other instrument pursuant to which the fractional share would otherwise be issued, or, if not specified, then as may be determined for that purpose by the board of directors of the issuing corporation."

Thus, payment of $.05 per share as determined by the Directors is valid under Nevada law.

2. Please expand your disclosure to describe how the board considered the split's effect on the market value per share when it determined the amount to pay shareholders for their fractional shares.

The Board did not consider the split's effect on the market value per share when it determined the amount to pay shareholders for their fractional shares. The fact that speculators had temporarily increased the common stock's trading price should not be a factor in the Board's decisions to bring value to the Issuer. Note that there is a significant different between the meaning of "market value" and "stock price". It is the Board's position that due to the negative stockholder equity and current financial position that the common stock has essentially no value.

3. "...in exercising its fiduciary duties, we assume that your Board had a reason for choosing the 1 for 12,500 ratio as opposed to the previously anticipated split ratio or some other ratio. "

The previous comment was "When you provide that disclosure, please clarify how each of the factors led you to conclude that 1 for 12,500 was most appropriate.
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Securities and Exchange Commission
Page 4
5/25/2007


From your expanded  disclosure,  shareholders  should be able to understand both
(1) why you no longer believe that the previously approved 1 for 100,000 is appropriate and (2) how your analysis excluded any other ratio.

The concept of "most appropriate" is incorrect.

The Board's first election to reverse split the stock 100,000 to 1 with an automatic roundup to 100 shares would have accomplished the desired reconfiguration of the stockholder base. The announcement of the action, however, caused speculation in the stock's trading. Speculators purchased as little as one share in the attempt to gain entry to the reorganization. We contacted the OTCBB and inquired as to the possibility to stopping trading, however, there is no mechanism in place for Management to stop trading in their stock for brief periods. The net result of the buying by opportunistic speculators would have been to dilute the stockholder base. These reason caused Management to abandon this reorganization action.

The Board reviewed a listing of stockholder's positions and tried to determine a configuration that would allow the Issuer to reorganize. Keeping in mind the related reorganization expenses the Board reviewed a number of possible reverse split calculations and decided on 12,500 to 1. This reverse split figure is not the "most appropriate" but one that the Board believes will permit the reorganization to accomplish the previously stated objectives. The Board is not obligated under Nevada law to provide the shareholders with an analysis of its reasoning.

4. "...please provide the disclosure requested by comment 5 in our letter dated March 13, 2007.

Comment 5 of the letter of March 13, 2007 was "Please quantify how the split will affect (1) the number of authorized shares (2) the number of shares that are available for issuance after considering all shares reserved for options, warrants and all other commitments."

The reverse split will not affect the number of authorized shares but will increase the number of shares available for issuance after consideration of all shares reserved for options, warrants and all other commitments by an estimated 75,911 shares.

The Board understands the necessity of disclosure; however, the Board is under no obligation to provide an analysis of its decisions related to the reorganization and believes that it is beyond the Commission's authority to require the Board to provide same. The expenses directly attributable to answering three sets of SEC comments regarding actions which are completely proper under Nevada law to date exceed $5000 which is an undo burden on the
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Securities and Exchange Commission
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5/25/2007


Issuer.  The  actions of the Board are fully  within the  provisions  of Section
78.205 of the Nevada General Corporation Law and have been approved by the majority of shareholders as provided by Nevada General Corporation Law Section
78.320 Nevada and shareholders have remedies under Nevada law should they disagree with the actions of the Board.


We hereby acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Diasense, Inc.



by: /s/ Glenn A. Little
   -------------------------------
   Glenn A. Little, President